UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934



                            Regency Affiliates, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    758847305
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  March 6, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

                [ ] Rule 13d-1(b)
                [X] Rule 13d-1(c)
                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              CUSIP NO. 758847305
--------------------------------------------------------------------------------
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

                Michael J. Meagher
--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [X]                      (b)  [ ]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------
 Number of Shares Beneficially Owned
   by Each Reporting Person           (5) Sole Voting Power:            252,020*
                                          --------------------------------------
                                      (6) Shared Voting Power:                0
                                          --------------------------------------
                                      (7) Sole Dispositive Power:       252,020*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:           0
                                          --------------------------------------
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                     252,020*
--------------------------------------------------------------------------------

(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):   8.2%*
--------------------------------------------------------------------------------

(12)    Type of Reporting Person:     IN
--------------------------------------------------------------------------------

* On March 6, 2007, Seaport V LLC, a Minnesota limited liability company ("Seaport V"), acquired 252,020 shares of Regency Affiliates, Inc. common stock, par value $0.01 per share (the "Common Stock"). Seaport V is a wholly owned subsidiary of The Seaport Group LLC, a Delaware limited liability company ("Seaport Group"). Stephen C. Smith and Michael J. Meagher are the sole members of Seaport Group. As a result, Mr. Smith and Mr. Meagher possess the sole power to vote and the sole power to direct the disposition of all shares of Common Stock held by Seaport V. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Smith and Mr. Meagher, as of March 6, 2007, are deemed to beneficially own 252,020 shares of Common Stock, or 8.2% of those shares of Common Stock deemed issued and outstanding as of that date. Mr. Smith's and Mr. Meagher's interest in such securities is limited to the extent of their pecuniary interest in Seaport V, if any.

CUSIP NO.   758847305
--------------------------------------------------------------------------------
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

                Stephen C. Smith
--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [X]                      (b)  [ ]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------
 Number of Shares Beneficially Owned
   by Each Reporting Person           (5) Sole Voting Power:            252,020*
                                          --------------------------------------
                                      (6) Shared Voting Power:                0
                                          --------------------------------------
                                      (7) Sole Dispositive Power:       252,020*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:           0
                                          --------------------------------------
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                   252,020*
--------------------------------------------------------------------------------

(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):    8.2%*
--------------------------------------------------------------------------------

(12)    Type of Reporting Person:     IN
--------------------------------------------------------------------------------

* On March 6, 2007, Seaport V LLC, a Minnesota limited liability company ("Seaport V"), acquired 252,020 shares of Regency Affiliates, Inc. common stock, par value $0.01 per share (the "Common Stock"). Seaport V is a wholly owned subsidiary of The Seaport Group LLC, a Delaware limited liability company ("Seaport Group"). Stephen C. Smith and Michael J. Meagher are the sole members of Seaport Group. As a result, Mr. Smith and Mr. Meagher possess the sole power to vote and the sole power to direct the disposition of all shares of Common Stock held by Seaport V. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Smith and Mr. Meagher, as of March 6, 2007, are deemed to beneficially own 252,020 shares of Common Stock, or 8.2% of those shares of Common Stock deemed issued and outstanding as of that date. Mr. Smith's and Mr. Meagher's interest in such securities is limited to the extent of their pecuniary interest in Seaport V, if any.

Item 1(a).  Name of Issuer:  Regency Affiliates, Inc.


Item 1(b).  Address of Issuer's Principal Executive Offices:

          610 N.E. Jensen Beach Boulevard, Jensen Beach, Florida 34957



Item 2(a).  Name of Person Filing:

               Michael J. Meagher

               Stephen C. Smith

Item 2(b).  Address of Principal Business Office or, if none, Residence:

     The principal business office of Michael J. Meagher and Stephen C. Smith is c/o The Seaport Group LLC, 360 Madison Avenue, 22nd Floor, New York, New York 10017


Item 2(c).  Citizenship:

     Mr. Meagher and Mr. Smith are citizens of the United States.

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $0.01 per share

Item 2(e).  CUSIP No.:   758847305


Item 3. If This Statement Is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

         Not Applicable.


Item 4.  Ownership:

         (a)   Amount Beneficially Owned (as of March 6, 2007): 252,020*

         (b)   Percent of Class (as of March 6, 2007):             8.2%*

         (c)   Number of Shares as to which such person has:

                 (i)  sole power to vote or to direct the vote:
                      252,020*

                 (ii) shared power to vote or to direct the vote:
                      0

                (iii) sole power to dispose or to direct the disposition of:
                      252,020*

                 (iv) shared power to dispose or to direct the disposition of:
                      0

     * On March 6, 2007, Seaport V LLC, a Minnesota limited liability company ("Seaport V"), acquired 252,020 shares of Regency Affiliates, Inc. common stock, par value $0.01 per share (the "Common Stock"). Seaport V is a wholly owned subsidiary of The Seaport Group LLC, a Delaware limited liability company ("Seaport Group"). Stephen C. Smith and Michael J. Meagher are the sole members of Seaport Group. As a result, Mr. Smith and Mr. Meagher possess the sole power to vote and the sole power to direct the disposition of all shares of Common Stock held by Seaport V. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Smith and Mr. Meagher, as of March 6, 2007, are deemed to beneficially own 252,020 shares of Common Stock, or 8.2% of those shares of Common Stock deemed issued and outstanding as of that date. Mr. Smith's and Mr. Meagher's interest in such securities is limited to the extent of their pecuniary interest in Seaport V, if any.


Item 5.  Ownership of Five Percent or Less of a Class:  Not applicable.


Item 6. Ownership of More Than Five Percent on Behalf of Another Person: Not applicable.


Item 7.   Identification and Classification of Subsidiary Which Acquired the
          Securities:  Not applicable.


Item 8. Identification and Classification of Members of the Group: Not applicable.


Item 9.   Notice of Dissolution of Group:  Not applicable.


Item 10.  Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                March 16, 2007


                                By: /s/ Michael J. Meagher
                                   ---------------------------------------------
                                   Michael J. Meagher, in his capacity as a
                                   member of The Seaport Group LLC.


                                By:/s/ Stephen C. Smith
                                   ---------------------------------------------
                                   Stephen C. Smith, in his capacity as a
                                   member of The Seaport Group LLC.





      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT


     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13G (including amendments thereto) with regard to the common stock of Regency Affiliates, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of March 16, 2007.


                                /s/ Michael J. Meagher
                                ------------------------------------------------
                                Michael J. Meagher, in his capacity as
                                a member of The Seaport Group LLC.



                                /s/ Stephen C. Smith
                                ------------------------------------------------
                                Stephen C. Smith, in his capacity as
                                a member of The Seaport Group LLC.